SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

The LGL Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50186A108
(CUSIP Number)

James L. Williams
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804
(407) 457-2247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1                          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MARC J. GABELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,221 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 382,221 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,221 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 16,319 shares of The LGL Group, Inc. held directly by Mr. Gabelli, 15,000 shares issuable upon exercise of options held directly by Mr. Gabelli exercisable within 60 days after the date hereof, and 350,902 shares held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR GLOBAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,902 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,902 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,902 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of The LGL Group, Inc. held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR MERCHANT FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,902
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,902
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D originally filed by the undersigned on June 17, 2003, as amended.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.                                        Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of 12,475 Securities owned directly by Mr. Gabelli is approximately $112,546.  Such Securities were acquired with Mr. Gabelli's personal funds.  Mr. Gabelli owns an additional 3,844 Securities and beneficially owns 15,000 Securities issuable upon exercise of options held directly by Mr. Gabelli exercisable within 60 days after the date hereof, which were awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 350,902 Securities owned directly by Venator Merchant Fund, L.P. is approximately $3,300,580.  Such Securities were acquired with the working capital of Venator Merchant Fund, L.P.

Item 5.                                        Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)            The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 2,583,955 Securities outstanding as of January 28, 2013, which is the total number of Securities outstanding as of the close of business on such date based on information provided by the Issuer to the Reporting Persons.

As of the close of business on January 28, 2013, Venator Merchant Fund, L.P. directly owned 350,902 Securities, constituting approximately 13.6% of the Securities outstanding.  By virtue of their relationship with Venator Merchant Fund, L.P. discussed in Item 2, Mr. Gabelli and Venator Global, LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interest therein.

As of the close of business on January 28, 2013, Mr. Gabelli directly owned 16,319 Securities and beneficially owned 15,000 Securities underlying stock options held directly by Mr. Gabelli that are exercisable within 60 days of the date hereof.  Such Securities, together with the 350,902 Securities owned by Venator Merchant Fund, L.P., which Mr. Gabelli may be deemed to beneficially own by virtue of his relationship with Venator Merchant Fund, L.P. discussed in Item 2, constitute approximately 14.7% of the Securities outstanding.

Item 5(b) is hereby amended and restated to read as follows:

(b)            Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Securities held by Venator Merchant Fund, L.P.  Mr. Gabelli has the sole power to vote and dispose of the Securities he holds directly.

Item 5(c) is hereby amended to add the following:

(c)            The Reporting Persons have entered into the following transactions in the Securities since the filing of Amendment No. 3 to the Schedule 13D:

On September 17, 2010, Venator Merchant Fund, L.P. purchased 23 Securities at $20.00 per share, for an aggregate purchase price of $406.00.

On September 21, 2010, Venator Merchant Fund, L.P. made a charitable donation of 5,000 Securities with an aggregate purchase price of $30,250.00.

On December 15, 2010, the Issuer granted Mr. Gabelli 529 shares of restricted common stock as 50% of his base compensation for service as a director of the Issuer for fiscal 2011.  The value of the shares at the date of grant was $18.90 per share, for an aggregate value of $9,998.10.

On March 14, 2011, the Issuer granted Mr. Gabelli options to purchase 25,000 shares of common stock at an exercise price of $22.50 per share under the Issuer's 2001 Equity Incentive Plan, with a grant date fair value of $245,944.  The options vest as follows: 30% on the first anniversary of the grant date; an additional 30% on the second anniversary of the grant date; and the remaining 40% on the third anniversary of the grant date.

On December 30, 2011, the Issuer granted Mr. Gabelli 1,365 shares of restricted common stock as 50% of his base compensation for service as a director of the Issuer for fiscal 2012.  The value of the shares at the date of grant was $7.33 per share, for an aggregate value of $10,005.45.

On December 17, 2012, the Issuer granted Mr. Gabelli 1,950 shares of restricted common stock as 50% of his base compensation for service as a director of the Issuer for fiscal 2013.  The value of the shares at the date of grant was $5.13 per share, for an aggregate value of $10,003.50.

Item 7.                                        Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

E.            Powers of Attorney.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2013

/s/ Kenneth Mantel
KENNETH MANTEL As Attorney-In-Fact for Marc J. Gabelli

VENATOR MERCHANT FUND, L.P.
By:	Venator Global, LLC General Partner

By:	/s/ Kenneth Mantel
Name:	Kenneth Mantel
Title:	As Attorney-In-Fact for Marc J. Gabelli, President and Sole Member

VENATOR GLOBAL, LLC
By:	/s/ Kenneth Mantel
Name:	Kenneth Mantel
Title:	As Attorney-In-Fact for Marc J. Gabelli, President and Sole Member

Exhibit E
POWER OF ATTORNEY
Know all by these presents, that each of the undersigned hereby constitutes and appoints Robert H. Friedman signing singly, the undersigned's true and lawful attorney-in-fact to:
(1)            execute for and on behalf of the undersigned Schedules 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act") and Forms 3, 4 and 5 in accordance with Section 16 of the Exchange Act relating to The LGL Group, Inc. (the "Company");
(2)            do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority; and
(3)            take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and Forms 3, 4 and 5 with respect to the Company, unless earlier revoked by the undersigned in a signed writing delivered to such attorney-in-fact.  Effective as of the date of this Power of Attorney, the undersigned hereby revokes any and all earlier-dated powers of attorney given by the undersigned for the purposes outlined herein.
[Signature Page Follows]

[Signature Page to Power of Attorney]
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of January, 2013.

/s/ Marc J. Gabelli
MARC J. GABELLI

VENATOR MERCHANT FUND, L.P.
By:	Venator Global, LLC General Partner

By:	/s/ Marc J. Gabelli
Name:	Marc J. Gabelli
Title:	President and Sole Member

VENATOR GLOBAL, LLC
By:	/s/ Marc J. Gabelli
Name:	Marc J. Gabelli
Title:	President and Sole Member

POWER OF ATTORNEY
Know all by these presents, that each of the undersigned hereby constitutes and appoints Kenneth S. Mantel signing singly, the undersigned's true and lawful attorney-in-fact to:
(1)            execute for and on behalf of the undersigned Schedules 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act") and Forms 3, 4 and 5 in accordance with Section 16 of the Exchange Act relating to The LGL Group, Inc. (the "Company");
(2)            do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority; and
(3)            take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and Forms 3, 4 and 5 with respect to the Company, unless earlier revoked by the undersigned in a signed writing delivered to such attorney-in-fact.  Effective as of the date of this Power of Attorney, the undersigned hereby revokes any and all earlier-dated powers of attorney given by the undersigned for the purposes outlined herein.
[Signature Page Follows]

[Signature Page to Power of Attorney]
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of January, 2013.

/s/ Marc J. Gabelli
MARC J. GABELLI

VENATOR MERCHANT FUND, L.P.
By:	Venator Global, LLC General Partner

By:	/s/ Marc J. Gabelli
Name:	Marc J. Gabelli
Title:	President and Sole Member

VENATOR GLOBAL, LLC
By:	/s/ Marc J. Gabelli
Name:	Marc J. Gabelli
Title:	President and Sole Member